Exhibit 2.3

Execution Version

STOCK PURCHASE AGREEMENT

dated as of November 27, 2013

by and between

CAREKINESIS, INC.

and

GARY TOM

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of the 27th day of November, 2013 by and between CareKinesis, Inc., a Delaware corporation (the “Purchaser”), and Gary Tom (the “Seller”).

BACKGROUND

The Seller owns all of the issued and outstanding shares of common stock, no par value (the “Shares”), of J. A. Robertson, Inc. d/b/a St. Mary Prescription Pharmacy, a California corporation (the “Company”).

The Purchaser desires to acquire from the Seller, and the Seller desires to sell to the Purchaser, the Shares, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants hereinafter set forth and for other good and valuable consideration, and intending to be legally bound hereby, the parties hereto agree as follows:

1.             Purchase and Sale.

1.1          Purchase and Sale of the Shares.

(a)           Subject to the terms and conditions of this Agreement, the Purchaser shall acquire at the Closing and the Seller shall sell to the Purchaser at the Closing, free and clear of any mortgage, pledge, lien, conditional sale agreement, security agreement, transfer restriction, encumbrance or other charge (collectively, “Liens”), all of the Shares in exchange for the consideration specified below in this Section 1.1.

(b)           The Purchaser shall pay to the Seller a purchase price of up to $2,600,000 (the “Purchase Price”) consisting of up to $2,000,000 in cash and up to 210,000 shares of Purchaser Stock as follows:

(i)            at the Closing, $1,000,000 in cash and 105,000 shares of Purchaser Stock;

(ii)           following the six-month anniversary of the Closing Date (the “First Contingent Payment Date”), up to $500,000 in cash and up to 52,500 shares of Purchaser Stock, subject to and conditioned upon achievement of certain conditions as specified in Section 1.1(d) and subject to the right of setoff of the Purchaser set forth in Section 8.1(k), and with such cash portion to be paid from the Escrow Funds pursuant to the terms and conditions of the Escrow Agreement;

(iii)          following the 12-month anniversary of the Closing Date (the “Second Contingent Payment Date” and together with the First Contingent Payment Date, the “Contingent Payment Dates”), up to $300,000 in cash and up to 31,500 shares of Purchaser Stock , subject to and conditioned upon achievement of certain conditions as specified in Section 1.1(d) and subject to the right of setoff of the Purchaser set forth in Section 8.1(k), and with such cash portion to be paid from the Escrow Funds pursuant to the terms and conditions of the Escrow Agreement; and

(iv)          at the 24-month anniversary of the Closing Date, $200,000 in cash and 21,000 shares of Purchaser Stock, subject to the right of setoff of the Purchaser set forth in Section 8.1(k), and with such cash portion to be from the Escrow Funds pursuant to the terms and conditions of the Escrow Agreement.

(c)           The Seller and the Purchaser have mutually agreed to use a price of $2.857 per share of Purchaser Stock to determine the number of shares of Purchaser Stock to be included in the Purchase Price.  All cash payments by the Purchaser or Escrow Agent shall be made by wire transfer of immediately available funds to an account or accounts designated in writing by the Seller or the Purchaser, as applicable.

(d)           The contingent Purchase Price payments payable pursuant to Sections 1.1(b)(ii) and (iii) (each, a “Contingent Payment”) at each Contingent Payment Date shall be payable based on the Average Monthly Revenue during the six-month period preceding the First Contingent Payment Date and the 12-month period preceding the Second Contingent Payment Date (each, a “Measurement Period”).  If the Average Monthly Revenue is equal to or exceeds the Monthly Revenue Target during a Measurement Period, the Contingent Payment for such Measurement Period shall be payable in full (i.e. the full cash amount and full number of shares of Purchaser Stock), and the Purchaser and the Seller shall cause Escrow Agent to release such amount from the Escrow Funds to the Seller.  If the Average Monthly Revenue is less than the Monthly Revenue Target for a Measurement Period, then an amount shall be payable equal to the maximum Contingent Payment with respect to such Measurement Period, multiplied by a fraction, the numerator of which is the Average Monthly Revenue for such Measurement Period, the denominator of which is the Monthly Revenue Target, with the cash amount and number of shares of Purchaser Stock each reduced proportionately, and the Purchaser and the Seller shall cause Escrow Agent to release such amount from the Escrow Funds to the Seller and to release the balance of the maximum Contingent Payment with respect to such Measurement Period from the Escrow Funds to the Purchaser.  By way of example, if the Average Monthly Revenue for the Measurement Period ending on the First Contingent Payment Date is equal to 50% of the Monthly Revenue Target, the Contingent Payment payable to the Seller from the Escrow Funds pursuant to the terms and conditions of the Escrow Agreement at the First Contingent Payment Date would be equal to $250,000 in cash ($500,000 x .5) and 26,250 shares of Purchaser Stock (52,500 x .5), and the balance of $250,000 would be released from the Escrow Funds to the Purchaser.  For the avoidance of doubt, in no event shall the amounts of the Contingent Payments exceed the maximum amounts set forth in Sections 1.1(b)(ii) and (iii).  Each Contingent Payment shall be paid no later than 30 days following the applicable Contingent Payment Date.  Notwithstanding the foregoing, if any of the following events occurs during the period following the Closing until one year after the Closing, any Contingent Payment not yet paid to the Seller shall be payable on its respective Contingent Payment Date based on the Average Monthly Revenue for the period prior to the date of such event: (i) the dissolution or winding up of the Company, (ii) a merger of the Company into another company or a merger of another company into the Company, (iii) the sale of substantially all the assets or stock of the Company, (iv) the termination of the Seller’s employment by the Company except for “Cause” (as Cause is defined in the Seller’s Employment Agreement with the Company), (v) the Seller’s termination of his Employment Agreement with the Company for “Good Reason” (as such term is defined in the Seller’s Employment Agreement with the Company), or (vi) the cessation of operations of the Company or the loss of regulatory approvals necessary for the Company to operate in the ordinary course, in each case resulting from the actions or omissions of the Purchaser or the Company after the Closing (and, for the avoidance of doubt, unrelated to any actions or omissions of the Seller or other employees of the Company, or any facts or circumstances existing prior to the Closing), including but not limited to a breach by the Company or the Purchaser of any of the post-closing covenants in Section 4.3 below.  Further, in the event the Company sells or transfers a portion of its business consisting of clients who were clients of the Company as of the Closing Date (the “Transferred Clients”) during the one-year period following the Closing (the date of such sale or transfer, the “Transfer Date”), the Monthly Revenue Target shall be reduced for each Measurement Period following the Transfer Date by an amount equal to (x) the Average Monthly Revenue derived from the Transferred Clients during the period from the Closing until the Transfer Date multiplied by (y) a fraction, the numerator of which is the number of months remaining in such Measurement Period following the Transfer Date, and the denominator of which is the total number of months in the Measurement Period.

1.2          Closing; Delivery.

(a)           The purchase and sale of the Shares (the “Closing”) shall take place remotely via the exchange of documents and signatures, at 10:00 a.m., within two (2) Business Days after all closing conditions set forth in Sections 5 and 6 are satisfied or waived (other than those to be satisfied at the Closing itself), or at such other time and place as the Seller and the Purchaser mutually agree upon, orally or in writing (the “Closing Date”).

(b)           The Seller shall deliver, or cause to be delivered, the following to the Purchaser at or prior to the Closing:

(i)            certificates for the Shares, duly endorsed in blank or accompanied by transfer powers duly endorsed in blank;

(ii)           an affidavit issued to the Purchaser by an officer of the Company as required by Treasury Regulation Section 1.1445-2(c)(3) certifying that the Company has not been a United States real property holding corporation (as the term is defined in the Code and the Treasury Regulations promulgated in connection therewith) at any time during the five year period ending on the Closing Date in form and substance reasonably satisfactory to the Purchaser;

(iii)          a certificate from the Secretary of the Company certifying the articles of incorporation and bylaws of the Company;

(iv)          a certificate confirming the good standing of the Company in its jurisdiction of formation;

(v)           letters of resignation in the name of and executed by each member of the board of directors of the Company and each officer of the Company resigning his or her position as a director and/or officer of the Company effective as of the Closing Date;

(vi)          a DEA Power of Attorney for the Company, duly executed by the Seller and duly notarized, in substantially the form attached hereto as Exhibit A (the “Power of Attorney”);

(vii)         a notification letter from the Company regarding its National Council for Prescription Drugs Program provider number and its National Provider Identifier number, each duly executed by the Seller and duly notarized, in substantially the form attached hereto as Exhibit B (the “Pharmacy Letter”);

(viii)        written confirmation that it has executed and delivered, or cause to be delivered, to the California Department of Health Care Services a Medi-Cal Successor Liability with Joint and Several Liability Agreement, in substantially the form attached hereto as Exhibit F (the “Joint and Several Liability Agreement”), pursuant to which the Purchaser accepts joint and several liability for all debts arising from the Company’s existing Medi-Cal participation agreement;

(ix)          the Escrow Agreement, duly executed by the Seller and Escrow Agent;

(x)           a spousal consent, duly executed by the spouse of the Seller, in substantially the form attached hereto as Exhibit G; and

(xi)          such other agreements, consents, documents, instruments and writings as are reasonably required to be delivered by the Seller at or prior to the Closing Date pursuant to this Agreement or otherwise reasonably required in connection herewith, including all such other instruments as the Purchaser or its counsel may reasonably request in connection with the purchase of the Shares contemplated hereby.

(c)           The Purchaser shall deliver, or cause to be delivered, the following to the Seller at or prior to the Closing:

(i)            the portion of the Purchase Price payable at the Closing pursuant to Section 1.1(b)(i);

(ii)           a certificate confirming the good standing of the Purchaser in its jurisdiction of formation;

(iii)          the Power of Attorney, duly executed by the Purchaser;

(iv)          written confirmation that it has executed and delivered, or cause to be delivered, to the California Department of Health Care Services the Joint and Several Liability Agreement;

(v)           written confirmation that it has executed and delivered, or cause to be delivered, at least two (2) days prior to the Closing Date a Medi-Cal participating pharmacy provider application;

(vi)          written confirmation that it has executed and delivered, or cause to be delivered, at least sixty (60) days prior to the Closing Date a full change of ownership application with the California Department of Consumer Affairs Board of Pharmacy (the “Board of Pharmacy”);

(vii)         the Escrow Agreement, duly executed by the Purchaser; and

(viii)        such other agreements, consents, documents, instruments and writings as are reasonably required to be delivered by the Purchaser at or prior to the Closing Date pursuant to this Agreement or otherwise reasonably required in connection herewith.

1.3          Escrow.  On or prior to the Closing Date, the Purchaser shall (i) deposit One Million Dollars ($1,000,000) (the “Escrow Funds”) with Wells Fargo Bank, National Association (“Escrow Agent”), by wire transfer of immediately available funds to be held in accordance with the terms and conditions of an escrow agreement in substantially the form attached hereto as Exhibit C, with such changes as Escrow Agent may reasonably require (“Escrow Agreement”), with such Escrow Funds to be to be released as set forth in the Escrow Agreement and Sections 1.1(d) and 8.1(j) of this Agreement.  The Purchaser shall be responsible for the payment of all fees owed to the Escrow Agent as provided in the Escrow Agreement.

1.4          Defined Terms Used in this Agreement.  In addition to the terms defined above or elsewhere in this Agreement, the following terms used in this Agreement shall have the meanings set forth or referenced below.

“409A Plan” is defined in Section 2.14(g).

“Acts” is defined in Section 2.2(d).

“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any investment fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

“Agreement” is defined above in the preamble.

“Average Monthly Revenue” means for any period the average monthly gross revenue during such period of the business of the Company derived from clients who were clients of the Company as of the Closing Date; provided that Average Monthly Revenue shall exclude any revenue derived from the Company’s biotechnology business.

“Board of Pharmacy” is defined in Section 1.2(c)(vi).

“Closing” is defined in Section 1.2(a).

“Closing Date” is defined in Section 1.2(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined above in the background.

“Contingent Payment” is defined in Section 1.1(d).

“Contingent Payment Dates” is defined in Section 1.1(b)(iii).

“Employee Benefit Plan” is defined in Section 2.14(f).

“Employment Agreements” means the employment agreements by and between each of the Key Employees and the Purchaser substantially in the form as Exhibit D hereto.

“Environmental Laws” means any law, regulation or other applicable requirement relating to (i) releases or threatened release of Hazardous Substance; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances.

“ERISA” is defined in Section 2.14(f).

“Escrow Agent” is defined in Section 1.3.

“Escrow Agreement” is defined in Section 1.3.

“Escrow Funds” is defined in Section 1.3.

“Escrow Termination Date” is defined in Section 8.1(i).

“Financial Statements” is defined in Section 2.12(a).

“First Contingent Payment Date” is defined in Section 1.1(b)(ii).

“Fundamental Representations” means the representations and warranties set forth in Sections 2.1, 2.2, 2.3, 2.4, 3.1, 3.2 and 3.3.

“Governmental Entity” means any United States federal or state governmental or quasi-governmental or regulatory authority, any political subdivision, agency, commission, authority, department, division or instrumentality thereof, any court, arbitral tribunal, arbitrator or other dispute mediator.

“Governmental Order” means any writ, order, decree (including a consent decree), ruling, injunction, cease-and-desist order, judgment or similar act, order or enforcement action of or by any Governmental Entity (in each case, whether preliminary or final).

“Hazardous Substance” is defined in Section 2.18.

“Indebtedness” means, at a particular time, without duplication, all of the following: (a) all obligations of the Company, whether current or long-term, for borrowed money and all obligations of the Company evidenced by bonds, debentures, notes, loan agreements or other similar instruments; (b) the maximum of all direct or contingent obligations of the Company available to be drawn under issued and outstanding letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments; (c) net obligations of the Company under any swap contract; (d) all obligations of the Company in respect of the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business); (e) obligations secured by a Lien on property owned or being purchased by the Company; (f) any liabilities or obligations under capitalized leases with respect to which the Company is liable, contingently or otherwise, as obligor, guarantor or otherwise, and (g) all guarantees of the Company in respect of any of the foregoing.

“Indemnifiable Claims” means, with respect to the indemnification obligations of the Seller, a Purchaser Indemnifiable Claim, and with respect to the indemnification obligations of the Purchaser, a Seller Indemnifiable Claim.

“Indemnified Party” means, with respect to the indemnification obligations of the Seller, the Purchaser Indemnitees, and with respect to the indemnification obligations of the Purchaser, the Seller Indemnitees.

“Indemnifying Party” means, with respect to a Purchaser Indemnitee, the Seller, and with respect to a Seller Indemnitee, the Purchaser.

“Intellectual Property” means (i) inventions (whether or not patentable), trade secrets, technical data, databases, customer lists, designs, tools, methods, processes, technology, ideas, knowhow and other confidential or proprietary information and materials; (ii) trademarks and service marks (whether or not registered), applications for trademarks and service marks, trade names, logos, trade dress and other proprietary indicia and all goodwill associated therewith; (iii) documentation, advertising copy, marketing materials, specifications, mask works, drawings, graphics, databases, recordings and other works of authorship, whether or not protected by copyright; (iv) source code, object code, data and operating files, user manuals, documentation, flow charts, algorithms, compilers, development tools, maintenance records and other materials related to computer programs; and (v) internet web-sites, URLs and domain names.

“Joint and Several Liability Agreement” is defined in Section 1.2(b)(viii).

“Key Employees” means each of the Seller, Jennifer Carlson, Ligia Erika Martinez and Marina Bresker.

“Knowledge” including similar phrases such as “to the Seller’s knowledge” or “to the knowledge of the Seller” shall mean, with respect to the Seller’s representations and warranties, the knowledge of the Key Employees, including facts of which the Key Employees, in the reasonably prudent exercise of their duties, should be aware, and, with respect to the Purchaser’s representations and warranties, the knowledge of any officer of the Purchaser, including facts of which such officer, in the reasonably prudent exercise of their duties, should be aware.

“Law” means any statute, law (including common law), constitution, treaty, ordinance, code, order, decree, judgment, rule, regulation and any other binding requirement or determination of any Governmental Entity.

“Leased Real Property” is defined in Section 2.11(a).

“Liens” is defined in Section 1.1(a).

“Losses” is defined in Section 8.1(b).

“Material Adverse Effect” means any material adverse change in or effect (financial or other), or any event or circumstance that would reasonably likely have a material adverse change in or effect (financial or other), on the business, results of operations, assets (including intangible assets), liabilities, property, prospects or financial condition of the Company or the Purchaser, as the context indicates, except to the extent resulting from (A) changes affecting generally the Company’s or the Purchaser’s industries, as applicable, or (B) an act of war or terrorism or similar calamity or any escalation or worsening of the same, other than to the extent such circumstances in clauses (A) or (B) affect the Company or the Purchaser in a disproportionate manner as compared to other businesses in the industry in which the Company or the Purchaser operates, as applicable.

“Material Contract” is defined in Section 2.9(b).

“Measurement Period” is defined in Section 1.1(d).

“Monthly Revenue Target” means an amount equal to $416,666.67.

“Noncompete Period” is defined in Section 4.7(a).

“PCBs” is defined in Section 2.18.

“Permits” is defined in Section 2.15(a).

“Permitted Liens” mean (a) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts which are not material and not yet due and payable, (b) Liens arising under sales contracts and equipment leases with third parties entered into in the ordinary course of business, which Liens are reflected in the Financial Statements and set forth on Schedule 1.4, and (c) Liens for Taxes and other governmental charges that are not due and payable or delinquent.

“Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

“Pharmacy Letter” is defined in Section 1.2(b)(vii).

“Power of Attorney” is defined in Section 1.2(b)(vi).

“Proposal” is defined in Section 4.6.

“Purchase Price” is defined in Section 1.1(b).

“Purchaser” is defined above in the preamble.

“Purchaser Financial Statements” is defined in Section 3.7(a).

“Purchaser Indemnifiable Claims” is defined in Section 8.1(b).

“Purchaser Indemnitees” is defined in Section 8.1(c).

“Purchaser Stock” means non-voting common stock, par value $0.0001 per share, of the Purchaser.

“Second Contingent Payment Date” is defined in Section 1.1(b)(iii).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” is defined above in the preamble.

“Seller Indemnitees” is defined in Section 8.1(b).

“Seller Indemnifiable Claims” is defined in Section 8.1(c).

“Shares” is defined above in the background.

“Transfer Dates” is defined in Section 1.1(d).

“Transferred Clients” is defined in Section 1.1(d).

“Subsidiary” or “Subsidiaries” means, with respect to any party, any Person of which (i) such party or any Subsidiary of such party is a general partner or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such Person is directly or indirectly owned or controlled by such party and/or by any one or more of its Subsidiaries.

“Tax” or “Taxes” means any and all federal, state, local or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, unemployment, social security, workers’ compensation, capital, premium and other taxes, assessments, customs, duties, fees, levies or other governmental charges of any nature whatever, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto.

“Tax Returns” means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes (including any attached schedules), including any claims for refunds of Taxes, any information returns, any amended returns, any declarations of estimated Tax and any amendments or supplements of any of the foregoing.

“Transaction Documents” means this Agreement, the Employment Agreements, the Power of Attorney, the Pharmacy Letter, the Escrow Agreement and any other certificate, instrument or document executed by any of the parties hereto in connection herewith.

“Unresolved Claims” is defined in Section 8.1(i).

2.                                      Representations and Warranties of the Seller.  The Seller hereby represents and warrants to the Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit E to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true, correct and complete as of the date hereof and as of the Closing.  The Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 2.

2.1                               Organization, Good Standing, Corporate Power and Qualification.  The Company is a corporation duly formed, validly existing and in good standing under the laws of its jurisdiction of formation and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted.  The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would reasonably be expected to have a Material Adverse Effect.

2.2                               Ownership.

(a)                                 Immediately prior to the Closing, the authorized shares of capital stock of the Company consist of 500 shares of common stock, all of which are issued and outstanding and held by the Seller.  The Shares are owned of record and beneficially by the Seller free and clear of all Liens.  Upon transfer of the Shares to the Purchaser in accordance with the terms of Section 1, the Purchaser will receive valid title to the Shares, free and clear of all Liens.

(b)                                 There are no outstanding options, warrants, rights (including conversion or preemptive rights, rights of first refusal and phantom stock rights), proxy, voting, transfer restrictions, agreements, undertakings or obligations of any kind relating to any securities of the Company, including the purchase, sale, acquisition, issuance or grant from the Company of any of its securities.

(c)                                  The Company is not under any obligation, and has not granted any rights, to register any of its securities (whether presently outstanding or that may hereafter be issued).

The Seller has not entered into any agreement with respect to the voting or transfer of equity securities of the Company.

(d)                                 All issued and outstanding Shares (i) have been duly authorized and validly issued and (ii) were issued in accordance with all applicable Laws, including, without limitation, the registration requirements of the Securities Act, and applicable state securities Laws (such state securities Laws, together with the Securities Act, the “Acts”) or pursuant to an exemption from such registration requirements.

(e)                                  The Company does not have, and from and after the Closing will not have, any obligation (contingent or otherwise) to purchase or redeem any of its shares of capital stock.

2.3                               Subsidiaries.  The Company does not own any capital stock, equity or similar interest or other proprietary interest, directly or indirectly, in any other Person.

2.4                               Authorization.  The Seller has the requisite power and authority to (a) execute and deliver the Transaction Documents to which he is or will be a party, (b) perform the transactions contemplated by this Agreement to be performed by him and (c) satisfy or perform, as the case may be, his obligations under those Transaction Documents to which he is or will be a party.  Such execution, delivery and performance by the Seller has been duly authorized by all necessary corporate or other action.  Each Transaction Document executed and delivered by the Seller has been duly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws of general application relating to or affecting the enforcement of creditors’ rights generally.

2.5                               Governmental Consents and Filings.  Assuming the accuracy of the representations made by the Purchaser in Section 3 of this Agreement, except as set forth on Section 2.5 of the Disclosure Schedule, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity is required in connection with the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated by this Agreement.

2.6                               Litigation.  There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Seller’s knowledge, currently threatened (i) against the Company or to the Seller’s knowledge against any officer, manager or employee of the Company and having a Material Adverse Effect on the Company; (ii) that questions the validity of this Agreement or the right of the Seller to enter into it, or to consummate the transactions contemplated by this Agreement; or (iii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.  Neither the Company nor, to the Seller’s knowledge, any of its officers, managers or employees is a party or is named as subject to the provisions of any Governmental Order (in the case of officers, directors or employees, such as would affect the Company).  There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate.  The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company’s employees, their services provided in connection with the Company’s business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

2.7                               Intellectual Property.  Except as set forth in Section 2.7(a) of the Disclosure Schedule:

(a)                                 The Company owns, or is licensed or otherwise possesses enforceable rights to use, all Intellectual Property used in or necessary for the conduct of its business as currently conducted and as proposed to be conducted.  There are no claims or demands pending by any other person or entity pertaining to any of such Intellectual Property nor, to the knowledge of the Seller, is there a claim or demand threatened, and no proceedings have been instituted or, to the knowledge of the Seller, threatened which challenge the rights of the Company with respect to such Intellectual Property.

(b)                                 With respect to Intellectual Property that is owned by the Company, all such Intellectual Property is owned free and clear of Liens except Permitted Liens.  All patents, patent applications, provisional patents, trademarks, trademark applications, trademark registrations, service marks, service work applications, service mark registrations and registered copyrights which are owned by the Company are listed in Section 2.7(b) of the Disclosure Schedule.

(c)                                  All licenses or other agreements under which the Company is granted rights in Intellectual Property of any third person or entity are listed in Section 2.7(c) of the Disclosure Schedule.  All such licenses or other agreements are in full force and effect, there is no default by the Company or to the knowledge of the Seller by any other party thereto, and all of the rights of the Company thereunder are transferable without restriction or royalty of any kind (including, without limitation, to any successor-in-interest as a result of a merger, consolidation, asset sale or similar transaction resulting in a change of control).  The execution, delivery and performance of this Agreement, and the sale and delivery of the Shares pursuant hereto will not, with or without the passage of time or giving of notice or both, impair or otherwise affect the rights of the Company under any such license or agreement.

(d)                                 All licenses or other agreements under which the Company has granted rights to others in its Intellectual Property are listed in Section 2.7(d) of the Disclosure Schedule.  All such licenses or other agreements are in full force and effect.  The execution, delivery and performance of this Agreement, and the sale and delivery of the Shares pursuant hereto will not, with or without the passage of time or giving of notice or both, impair or otherwise affect the rights of the Company under any such license or agreement.

(e)                                  The Seller does not have any knowledge of any infringement by others of any of its Intellectual Property.  To the Seller’s knowledge, it is not and will not be necessary to use any inventions of any of its employees (or persons it intends to hire) made prior to their employment by the Company.

(f)                                   To the Seller’s knowledge, the Company has not infringed, does not infringe, and, by conducting its business as currently conducted or as proposed to be conducted,

will not infringe or unlawfully or wrongfully use the Intellectual Property of any third person or entity.  No proceeding charging the Company with infringement of any Intellectual Property of any third person or entity has been filed or, to the Seller’s knowledge, is threatened to be filed.  To the Seller’s knowledge, there exists no unexpired patent or patent application which includes claims that would be infringed by the current products of the Company as currently conducted.

(g)                                  To the Seller’s knowledge, the Company is not making unauthorized use of any confidential information or trade secrets of any person or entity, including without limitation, to the Seller’s knowledge, any former employer of any past or present employee of the Company.

2.8                               Compliance with Laws and Other Instruments.  Except as set forth in Section 2.8 of the Disclosure Schedule, the Company is not in material violation or default (a) of any provisions of its articles of incorporation, bylaws or equivalent governing documents, as applicable, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, or (d) under any lease, agreement or contract to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule.  Except as set forth in Section 2.8 of the Disclosure Schedule, the Company is not in material violation or default of any provision of any Laws applicable to the Company.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture or nonrenewal of any material permit or license applicable to the Company.

2.9                               Agreements.

(a)                                 Section 2.9(a) of the Disclosure Schedule lists all material agreements, understandings, arrangements or other commitments to which the Company is a party or by which it is bound, (i) that are terminable without the consent of the Company and that, if terminated, would reasonably be likely to have a Material Adverse Effect on the Company, or (ii) that involve or may involve (A) obligations (contingent or otherwise) of the Company, or payments to the Company, in each case in excess of $50,000, (B) the license of any Intellectual Property by the Company to any third party or by a third party to the Company, other than licenses of the Company’s software and products on a non-exclusive basis in the ordinary course of business, (C) provisions restricting or affecting the Company’s products or services, (D) indemnification by the Company with respect to infringement of proprietary rights, (E) a potential strategic transaction or sale of the Company, or (F) any other agreement, understanding or instrument to which the Company is a party or by which it is bound that is material to the Company.

(b)                                 Each agreement, understanding, arrangement or other commitment which is required to be set forth in Section 2.9(a) of the Disclosure Schedule, (each, a “Material Contract”), is in full force and effect and is valid, binding and enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights, and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.  The Seller has furnished to the Purchaser complete and correct copies of all such Material Contracts.

(c)                                  Neither the Company nor to the Seller’s knowledge any other party is in material violation or default under any Material Contract and, to the Seller’s knowledge, no event has occurred which with notice, lapse of time or both would constitute a violation or default thereunder.  The execution, delivery and performance of this Agreement, and the sale and delivery of the Shares pursuant hereto will not, with or without the passage of time or giving of notice or both, result in any such violation, or be in conflict with or constitute a default under any Material Contract.

2.10                        Certain Transactions.

(a)                                 Other than (i) customary employee benefits generally made available to all employees, and (ii) as set forth in Section 2.10(a) of the Disclosure Schedule, there are no agreements, understandings or proposed transactions between the Company and any of its directors, officers, managers, consultants or employees, or any Affiliate thereof.

(b)                                 The Company is not indebted, directly or indirectly, to any of its directors, managers, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business.  None of the Company’s directors, managers, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company or have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with the Company’s customers, suppliers, service providers, joint venture partners, licensees and competitors, (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that managers, officers or employees or any members of their immediate families may own stock in (but not exceeding two percent (2%) of the outstanding capital stock of) publicly traded companies that may compete with the Company, or (iii) financial interest in any contract with the Company.

2.11                        Real Property and Personal Property.

(a)                                 The Company does not own any real property.  All real property leased by the Company (the “Leased Real Property”) is identified in Section 2.11(a) of the Disclosure Schedule.  The schedule of Leased Real Property set forth in Section 2.11(a) of the Disclosure Schedule is a complete, accurate and correct list of the Company’s Leased Real Property.  Each of the leases for the Leased Real Property set forth in Section 2.11(a) of the Disclosure Schedule is in full force and effect and has not been modified, amended or altered, in writing or otherwise.  Neither the Company, nor to the knowledge of the Seller, any other party thereto is in default under any of such leases, nor has any event occurred which, with the giving of notice or the passage of time, or both, would give rise to a default.  There exists no pending or, to the Seller’s knowledge, threatened condemnation, confiscation, eminent domain proceeding, dispute, claim, demand or similar proceeding with respect to, or which could materially and adversely affect, the continued use and enjoyment of the Leased Real Properties.  To the Seller’s knowledge, there are no circumstances that would entitle any Governmental Entities or other Person other than the Seller’s landlord to take possession or otherwise restrict use, possession or occupation of any Leased Real Property.  The use and operation of the Leased Real Properties by the Company is in compliance with all applicable Laws, including, without limitation, all applicable building codes, environmental, zoning, subdivision and land use laws.  The Company has not received notice from any Governmental Entities advising it of a violation (or an alleged violation) of any such laws or regulations.

(b)                                 The Company has title to all of its personal property and assets free and clear of all Liens, except Permitted Liens.  All such personal property and assets are in good working condition, ordinary wear and tear excepted.  With respect to the personal property and assets it leases, the Company is in compliance with such leases and holds a valid leasehold interest free of any Liens except Permitted Liens.  The Financial Statements reflect all material personal property and assets of the Company (other than assets disposed of in the ordinary course of business since December 31, 2012), and such properties and assets are sufficient for the Company to conduct its business as currently conducted.

2.12                        Financial Matters.

(a)                                 The Seller has delivered to the Purchaser (i) the Company’s unaudited financial statements (including balance sheet, income statement and statement of cash flows) for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010 and (ii) the Company’s unaudited financial statements for the interim period from January 1, 2013 to September 30, 2013 (collectively, the “Financial Statements”).  The Financial Statements have been prepared in accordance with United States generally accepted accounting principles, applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by generally accepted accounting principles.  The Financial Statements fairly present in all material respects the financial condition and results of operations of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments which are not material.  Except as set forth in the Financial Statements, the Company does not have material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to January 31, 2013 and (ii) obligations under contracts and commitments incurred in the ordinary course of business, which, in all such cases, individually and in the aggregate are not material.  The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with United States generally accepted accounting principles.

(b)                                 Except as set forth on Section 2.12(b) of the Disclosure Schedule, since December 31, 2012, the Company has not made any distributions to any of its stockholders with respect to any shares of capital stock.

2.13                        Changes.  Except as set forth on Section 2.13 of the Disclosure Schedule, the Company has been operating its business in the ordinary course consistent with past practice, and since December 31, 2012 there has not been (a) any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business; (b) any damage, destruction or loss, whether or not covered by insurance, in excess of $25,000; (c) any waiver or compromise by the Company of a valuable right or of a material debt owed to it; (d) any loans or guarantees made by the Company to or for the benefit of its employees, officers, directors or managers, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business; (e) any sale, assignment or transfer of any Intellectual Property other than in the ordinary course of business; (f) any sale, assignment or transfer of any assets of the Company other than in the ordinary course of its business; (g) any receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company; (h) to the Seller’s knowledge, any other event or condition of any character,  that would reasonably be expected to result in a Material Adverse Effect; or (i) any arrangement or commitment by the Company to do any of the things described in this Section 2.13.

2.14                        Employee Matters.

(a)                                 Section 2.14(a) of the Disclosure Schedule sets forth a detailed, true and correct description of all compensation, including salary, bonus, severance obligations and deferred compensation paid or payable for each officer, employee, consultant and independent contractor of the Company who received compensation in excess of $50,000 for the fiscal year ended December 31, 2012 or is anticipated to receive compensation in excess of $50,000 for the fiscal year ending December 31, 2013.  Section 2.14(a) of the Disclosure Schedule sets forth all employment agreements entered into by the Company, and the Seller has made available to the Purchaser a copy of each such employment agreement.  Each such agreement is in full force and effect and is valid, binding and enforceable in accordance with its terms and neither the Company nor to the Seller’s knowledge any employee is in violation or default under any such agreements and, to the Seller’s knowledge, no event has occurred which with notice, lapse of time or both would constitute a violation or default thereunder.

(b)                                 To the Seller’s knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any Governmental Order, that would materially interfere with such employee’s ability to promote the interest of the Company or that would conflict with the Company’s business.  To the Seller’s knowledge, each employee devotes substantially all of the employee’s professional time, attention, diligence and effort to further the business and promote the success of the Company and no such employee is currently involved or proposes to be involved in any other business venture, whether or not competitive with the business of the Company.  Neither the execution or delivery of this Agreement, nor the carrying on of the business of the Company by the employees of the Company, nor the conduct of the business of the Company as now conducted and as presently proposed to be conducted, will, to the knowledge of the Seller, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(c)                                  The Company is not delinquent in payments to any of its employees, consultants or independent contractors for any wages, salaries, commissions, bonuses or other direct compensation for any service performed for it to the date hereof, any amounts required to be reimbursed to such employees, consultants or independent contractors, or any social welfare and housing fund contribution required to be paid for such employees. The Company has complied in all material respects with all applicable equal employment opportunity Laws and with other Laws related to employment, including those related to wages, hours, worker classification and collective bargaining.  The Company withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(d)                                 To the Seller’s knowledge, no employee whose employment is material to the business of the Company intends to terminate employment with the Company or is otherwise, for any reason, likely to become unavailable to continue as an employee, nor does the Company have a present intention to terminate the employment of any of the foregoing.  The employment of each employee of the Company is terminable at the will of the Company.  Except as required by law, the Company does not have any obligation, including with respect to severance, continued benefits or any other payment, to any employee upon termination of employment.  The Company does not have any policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(e)                                  Section 2.14(e) of the Disclosure Schedule sets forth all grants of options, and the terms thereof, to all directors, officers, employees, managers and consultants of the Company.  No equity incentive awards have been granted to any director, officer, employees, manager or consultant of the Company except as set forth in Section 2.14(e) of the Disclosure Schedule.  All grants of option are and have at all times been in compliance with all applicable Laws.

(f)                                   The Company does not maintain or contribute to any employee benefit plan, pension plan, interest option, bonus or incentive plan, severance pay policy or agreement, statutory deferred compensation agreement, or any similar plan or agreement (an “Employee Benefit Plan”) other than the Employee Benefit Plans identified in Section 2.14(f) of the Disclosure Schedule.  No other corporation, trade or business exists which would be treated together with the Company as a single “employer” under the provisions of Section 414(b), (c), (m) or (o) of the Code).  Each Employee Benefit Plan has been and is currently administered in compliance with its constituent documents and all reporting, disclosure and other requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code and any other Law applicable to such Employee Benefit Plan.  There are no unfunded obligations of the Company under any retirement, pension, profit-sharing, deferred compensation plan or similar program, and any employee contributions withheld from payroll have been timely and fully contributed to the appropriate Employee Benefit Plan as required under applicable Law.  The Company is not required to make any payments or contributions to any Employee Benefit Plan pursuant to any collective bargaining agreement or any applicable labor relations Law.  The Company does not maintain or contribute to and, to the Seller’s knowledge, has never maintained or contributed to any Employee Benefit Plan providing or promising any health or other nonpension benefits to terminated employees (other than continuation coverage, at the maximum applicable premium permitted to be charged by the Company, required under Section 4980B of the Code, or Section 601 of the ERISA).

(g)                                  Any “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which the Company is obligated to make or promises to make, payments (each, a “409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder.  To the knowledge of the Seller, no payment to be made under any 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(h)                                 The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Seller, has sought to represent any of the employees, representatives or agents of the Company.  There is no strike or other labor dispute involving the Company pending, or to the Seller’s knowledge, threatened, nor is the Company aware of any labor organization activity involving its employees.

2.15                        Certain Regulatory Matters.

(a)                                 The Company holds all permits, licenses, variances, exemptions, certificates, consents, product listings, establishment registrations, orders, approvals, clearances and other authorizations from Governmental Entities which are required for the conduct of its business (collectively, the “Permits”), and all periodic reports required to be filed with respect thereto are accurate and complete in all material respects.  The Company is not in default in any material respect under any Permit.

(b)                                 Except as set forth in Section 2.15(b) of the Disclosure Schedule, no Governmental Entity has issued any notice, warning letter, regulatory letter, untitled letter or other communication or correspondence to the Company, alleging that the Company or any Affiliate of the Company is or was in violation of any law, regulation, rule, ordinance, clearance, approval, permission, authorization, consent, exemption, guidance or guideline applicable to the activities conducted by the Company, or alleging that the Company or any Affiliate was or is the subject of any pending, threatened or anticipated administrative agency or Governmental Entity investigation, proceeding, review or inquiry related to such activities, or that there are circumstances currently existing which might reasonably be expected to lead to any loss of or refusal to renew any of the Permits.

(c)                                  Except as set forth in Section 2.15(c) of the Disclosure Schedule, the Company has timely filed all registrations, declarations, reports, notices, forms and other filings required to be filed by it with any Governmental Entity, and all amendments or supplements to any of the foregoing and has paid all fees and assessments due and payable in connection therewith.  The information contained in such declarations, reports, notices, forms and other filings was at the time of filing and is complete and accurate in all material respects, and timely amendments were filed, as necessary, to correct or update any information reflected in such declarations, reports, notices, forms and other filings.

(d)                                 All of the employees of the Company who are required to be licensed or registered to conduct the business of the Company are duly licensed or registered in each jurisdiction and with each Governmental Entity in which or with which such licensing or registration is so required and such registrations are in full force and effect.

(e)                                  The Company has not, and to the knowledge of the Seller, no officer, director, employee or representative of the Company on behalf of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations hereunder, or any comparable foreign law or statute.

2.16                        Tax Returns and Payments.  There are no federal, state, county, local or foreign Taxes due and payable by the Company which have not been timely paid.  There are no accrued and unpaid federal, state, country, local or foreign Taxes of the Company which are due, whether or not assessed or disputed.  There have been no examinations or audits of any Tax returns or reports by any applicable Governmental Entity.  The Company has duly and timely filed all federal, state, county, local and foreign Tax Returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to Taxes for any year, and each such Tax Return is complete and correct.  At all times since its incorporation, for U.S. federal income Tax purposes and applicable state and local income and franchise Tax purposes, the Company has been a corporation.

2.17                        Insurance.  Section 2.17 of the Disclosure Schedule sets forth a true and complete list of all insurance policies owned or held by the Company. Such policies afford coverage to the Company in amounts and against all risks customarily insured against by Persons possessing similar assets or operating similar businesses in similar locations.  All such policies are in full force and effect with extended coverage, all premiums with respect thereto have been paid to the extent due and payable, and no notice of cancellation, termination, non-renewal or material increase in premiums with respect to any such policy has been received.  Any claims made against any insurance policies of the Company are described in Section 2.17 of the Disclosure Schedule.

2.18                        Environmental and Safety Laws.  (a) The Company is and has been in compliance with all Environmental Laws; (b) there has been no release or to the Seller’s knowledge threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity in the United States; and (d) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws.  The Seller has made available to the Purchaser true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments.

2.19                        Completeness of Disclosure.  No representation or warranty by the Seller in this Agreement, and no statement made by the Seller in the Disclosure Schedule, or any certificate or other document furnished or to be furnished to the Purchaser pursuant hereto, or in connection with the negotiation, execution or performance of this Agreement, contains or will at the Closing contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not misleading.  Except as specifically set forth in this Agreement or the Disclosure Schedule, there are no facts or circumstances of which the Seller is aware that could be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.                                      Representations and Warranties of the Purchaser.  The Purchaser hereby represents and warrants to the Seller that:

3.1                               Organization, Good Standing, Corporate Power and Qualification.  The Purchaser is a corporation duly formed, validly existing and in good standing under the laws of its jurisdiction of formation, and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted.

3.2                               Ownership.

(a)                                 Immediately prior to the Closing, the authorized and outstanding shares of capital stock of the Purchaser are as set forth on Schedule 3.2(a).

(b)                                 Except as set forth on Schedule 3.2(b), there are no outstanding options, warrants, rights (including conversion or preemptive rights, rights of first refusal and phantom stock rights), proxy, voting, transfer restrictions, agreements, undertakings or obligations of any kind relating to any securities of the Purchaser.

(c)                                  Except as set forth on Schedule 3.2(c), (i) the Purchaser is not under any obligation, and has not granted any rights, to register any of its securities (whether presently outstanding or that may hereafter be issued), and (ii) the Purchaser has not entered into any agreement with respect to the voting or transfer of equity securities of the Purchaser.

(d)                                 All issued and outstanding shares of Purchaser Stock (i) have been duly authorized and validly issued and (ii) were issued in accordance with all applicable Laws, including, without limitation, the registration requirements of the Acts, or pursuant to an exemption from such registration requirements.

(e)                                  When issued in compliance with the provisions of this Agreement, the shares of Purchaser Stock to be issued to the Seller will be (i) validly issued, (ii) issued in compliance with applicable Laws and (iii) free of any Liens; provided, however, that the shares of Purchaser Stock may be subject to restrictions on transfer under state and/or federal securities Laws.

(f)                                   The Purchaser does not have, and from and after the Closing will not have, any obligation (contingent or otherwise) to purchase or redeem any of its shares of capital stock.

3.3                               Authorization.  The Purchaser has the requisite power and authority to (a) execute and deliver the Transaction Documents to which it is or will be a party, (b) perform the transactions contemplated by this Agreement to be performed by it and (c) satisfy or perform, as the case may be, its obligations under those Transaction Documents to which it is or will be a party.  Such execution, delivery and performance by the Purchaser have been duly authorized by all necessary corporate or other action.  Each Transaction Document executed and delivered by the Purchaser has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws of general application relating to or affecting the enforcement of creditors’ rights generally.

3.4                               Accredited Investor.  The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.5                               Litigation.  There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Purchaser’s knowledge, currently threatened (i) against the Purchaser or against any officer, manager or employee of the Purchaser and affecting the Purchaser; (ii) that questions the validity of this Agreement or the right of the Purchaser to enter into it, or to consummate the transactions contemplated by this Agreement; or (iii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.  Neither the Purchaser nor, to the Purchaser’s knowledge, any of its officers, managers or employees is a party or is named as subject to the provisions of any Governmental Order (in the case of officers, directors or employees, such as would affect the Purchaser).  There is no action, suit, proceeding or investigation by the Purchaser pending or which the Purchaser intends to initiate.  The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Purchaser) involving the prior employment of any of the Purchaser’s employees, their services provided in connection with the Purchaser’s business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

3.6                               Compliance with Laws and Other Instruments.  The Purchaser is not in violation or default (a) of any provisions of its articles of incorporation, bylaws or equivalent governing documents, as applicable, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, or (d) in any material respect under any lease, agreement or contract to which it is a party or by which it is bound.  The Purchaser is not in material violation or default of any provision of any Laws applicable to the Purchaser.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Purchaser or the suspension, revocation, forfeiture or nonrenewal of any material permit or license applicable to the Purchaser.

3.7                               Financial Matters.

(a)                                 The Purchaser has delivered to the Seller (i) the Purchaser’s audited financial statements (including balance sheet, income statement and statement of cash flows) for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010 and (ii) the Purchaser’s unaudited financial statements for the interim period from January 1, 2013 to September 30, 2013 (collectively, the “Purchaser Financial Statements”).  The Purchaser Financial Statements have been prepared in accordance with United States generally accepted accounting principles, applied on a consistent basis throughout the periods indicated, except that the unaudited Purchaser Financial Statements may not contain all footnotes required by generally accepted accounting principles.  The Purchaser Financial Statements fairly present in all material respects the financial condition and results of operations of the Purchaser as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Purchaser Financial Statements to normal year-end audit adjustments which are not material.  Except as set forth in the Purchaser Financial Statements, the Purchaser does not have material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to January 31, 2013 and (ii) obligations under contracts and commitments incurred in the ordinary course of business, which, in all such cases, individually and in the aggregate are not material.  The Purchaser maintains and will continue to maintain a standard system of accounting established and administered in accordance with United States generally accepted accounting principles.

(b)                                 Except as set forth on Schedule 3.7(b), since December 31, 2012, the Purchaser has not made any distributions to any of its stockholders with respect to any shares of capital stock.

3.8                               Changes.  Except as set forth on Schedule 3.8, the Purchaser has been operating its business in the ordinary course consistent with past practice, and since December 31, 2012 there has not been (a) any change in the assets, liabilities, financial condition or operating results of the Purchaser from that reflected in the Purchaser Financial Statements, except changes in the ordinary course of business; (b) any damage, destruction or loss, whether or not covered by insurance, in excess of $25,000; (c) any waiver or compromise by the Purchaser of a valuable right or of a material debt owed to it; (d) any loans or guarantees made by the Purchaser to or for the benefit of its employees, officers, directors or managers, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business; (e) any sale, assignment or transfer of any Intellectual Property other than in the ordinary course of business; (f) any sale, assignment or transfer of any assets of the Purchaser other than in the ordinary course of its business; (g) any receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company; (h) to the Purchaser’s knowledge, any other event or condition of any character,  that would reasonably be expected to result in a Material Adverse Effect; or (i) any arrangement or commitment by the Purchaser to do any of the things described in this Section 3.8.

3.9                               Certain Regulatory Matters.

(a)                                 The Purchaser holds all Permits which are required for the conduct of its business, and all periodic reports required to be filed with respect thereto are accurate and complete in all material respects.  The Purchaser is not in default in any material respect under any Permit.

(b)                                 Except as set forth in Schedule 3.9(b), no Governmental Entity has issued any notice, warning letter, regulatory letter, untitled letter or other communication or correspondence to the Purchaser, alleging that the Purchaser or any Affiliate of the Purchaser is or was in violation of any law, regulation, rule, ordinance, clearance, approval, permission, authorization, consent, exemption, guidance or guideline applicable to the activities conducted by the Purchaser, or alleging that the Purchaser or any Affiliate was or is the subject of any pending, threatened or anticipated administrative agency or Governmental Entity investigation, proceeding, review or inquiry related to such activities, or that there are circumstances currently existing which might reasonably be expected to lead to any loss of or refusal to renew any of the Permits.

(c)                                  Except as set forth in Schedule 3.9(c), the Purchaser has timely filed all registrations, declarations, reports, notices, forms and other filings required to be filed by it with any Governmental Entity, and all amendments or supplements to any of the foregoing and has paid all fees and assessments due and payable in connection therewith.  The information contained in such declarations, reports, notices, forms and other filings was at the time of filing and is complete and accurate in all material respects, and timely amendments were filed, as necessary, to correct or update any information reflected in such declarations, reports, notices, forms and other filings.

(d)                                 All of the employees of the Purchaser who are required to be licensed or registered to conduct the business of the Purchaser are duly licensed or registered in each jurisdiction and with each Governmental Entity in which or with which such licensing or registration is so required and such registrations are in full force and effect.

(e)                                  The Purchaser has not, and to the knowledge of the Purchaser, no officer, director, employee or representative of the Purchaser on behalf of the Purchaser, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations hereunder, or any comparable foreign law or statute.

3.10                        Tax Returns and Payments.  There are no federal, state, county, local or foreign Taxes due and payable by the Purchaser which have not been timely paid.  There are no accrued and unpaid federal, state, county, local or foreign Taxes of the Purchaser which are due, whether or not assessed or disputed.  There have been no examinations or audits of any Tax returns or reports by any applicable Governmental Entity.  The Purchaser has duly and timely filed all federal, state, county, local and foreign Tax Returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to Taxes for any year, and each such Tax Return is complete and correct.

3.11                        Insurance.  Schedule 3.11 sets forth a true and complete list of all insurance policies owned or held by the Purchaser. Such policies afford coverage to the Purchaser in amounts and against all risks customarily insured against by Persons possessing similar assets or operating similar businesses in similar locations.  All such policies are in full force and effect with extended coverage, all premiums with respect thereto have been paid to the extent due and payable, and no notice of cancellation, termination, non-renewal or material increase in premiums with respect to any such policy has been received.  Any claims made against any insurance policies of the Purchaser are described in Schedule 3.11.

3.12                        Governmental Consents and Filings.  Assuming the accuracy of the representations made by the Seller in Section 2 of this Agreement, except as set forth on Schedule 3.12, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity is required in connection with the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated by this Agreement.

3.13                        Environmental and Safety Laws.  (a) The Purchaser is and has been in compliance with all Environmental Laws; (b) there has been no release or to the Purchaser’s knowledge threatened release of any Hazardous Substance on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Purchaser; (c) there have been no Hazardous Substances generated by the Purchaser that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity in the United States; and (d) there are no underground storage tanks located on, no PCBs or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Purchaser, except for the storage of hazardous waste in compliance with Environmental Laws.  The Purchaser has made available to the Seller true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments.

3.14                        Completeness of Disclosure.  No representation or warranty by the Purchaser in this Agreement, and no statement made by the Purchaser in any Schedule, or any certificate or other document furnished or to be furnished to the Seller pursuant hereto, or in connection with the negotiation, execution or performance of this Agreement, contains or will at the Closing contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not misleading.  Except as specifically set forth in this Agreement or Schedule 3.14, there are no facts or circumstances of which the Purchaser is aware that could be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.                                      Certain Covenants.

4.1                               Conduct of Business.  Except (a) as set forth on Schedule 4.1, (b) as required by applicable Law, or (c) with the prior written consent of the Purchaser, during the period commencing on the date hereof and ending at the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, the Seller will cause the Company to carry on its business in the ordinary course in a manner consistent with past practice, to pay its debts and Taxes when due and, to the extent consistent therewith, to use its reasonable best efforts to keep intact its business, keep available the services of its current employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and other Persons with which it has significant business relationships.  The Seller shall promptly forward to the

Purchaser complete and accurate copies of all material notices received or sent by the Seller or the Company under any Material Contract.  Without limiting the generality of the foregoing, during the period commencing on the date hereof and ending at the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, the Seller will not, and will cause the Company not to, (i) amend its organizational documents, (ii) issue any equity securities or make any change in its capitalization, (iii) increase the compensation of or grant any severance, bonus or change of control payment to any employee, other than in connection with the distribution of “excess cash” as provided for below in this Section 4.1, (iv) establish or amend any Employee Benefit Plan, (v) undertake or enter into any extraordinary or material transaction outside the ordinary course of business, or (vi) take any actions inconsistent with any provision of this Agreement or which could reasonably be expected to prevent or delay with the Closing.  Notwithstanding the foregoing or any term or provision in this Agreement or the other Transaction Documents that could be considered to be contrary, the Company may distribute the “excess cash” prior to the Closing to the Company’s employees, including the Seller, in the sole discretion of the Company.  For the purposes of this Section 4.1 “excess cash” shall mean all cash and cash equivalents maintained or held by the Company in the Company’s various bank and financial accounts less such cash as is necessary to pay the Company’s debts, transaction expenses, Taxes and accounts payable when due in the ordinary course of business.

4.2                               Access to Information; Notification.

(a)                                 The Seller shall (and shall cause the Company to) afford to the Purchaser and its officers, directors, employees, accountants, counsel, consultants, advisors, agents and other representatives full access at all reasonable times to the offices, properties, facilities, books and records of the Company and the officers, directors, employees, accountants, counsel, consultants, advisors, agents and other representatives of the Company to discuss the business, financial condition or prospects of the Company, provided that such access does not unreasonably disrupt the normal operations of the Company and shall comply with all applicable Laws.

(b)                                 The Seller shall provide the Purchaser with immediate written notice (i) in the event of the happening of (or the Seller becoming aware of) any fact, event or occurrence (taken together with all other facts, events and occurrences) which (A) does, or could reasonably be expected to, have a Material Adverse Effect, or cause a breach of, or an inaccuracy in, any of the representations and warranties set forth in Section 2 if such fact, event or occurrence existed on the date hereof or breach any of the Seller’s covenants set forth herein or (B) create, or could be reasonably likely to create, a reasonable basis for the Seller to believe that he will not be able to satisfy at the Closing the conditions set forth in Section 5, (ii) of any notice or other communication from any Person alleging that the consent of such Person is or could be required in connection with the transactions contemplated by this Agreement and (iii) of any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, that the delivery of any notice pursuant to this Section 4.2(b) shall not (x) modify, diminish or in any other way affect the Purchaser’s remedies (including its right to indemnification), or prevent or cure any inaccuracies in, misrepresentations or breaches of representations or warranties, or breaches of covenants made by the Seller in this Agreement or (y) be deemed to amend, modify or supplement the Disclosure Schedule or constitute an exception to any representation or warranty made by the Seller in this Agreement.

(c)                                  The Seller shall (and shall cause the Company to) deliver to the Purchaser as soon as practicable and in any event within ten business days after the end of each month following the date hereof, complete and correct copies of unaudited financial statements (including balance sheet, income statement and statement of cash flows) for the period beginning from the then current fiscal year to the end of such fiscal month.  Such financial statements will be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated, subject to normal year-end audit adjustments which are not material and the absence of footnotes required by generally accepted accounting principles.

4.3                               DEA Registration.  Upon the issuance to the Purchaser of a temporary pharmacy permit by the Board of Pharmacy, the Purchaser shall as soon as reasonably practical, (i) apply for its own DEA registration, and (ii) take all necessary actions to revoke the Power of Attorney and cease acting as the Company’s attorney-in-fact for the purposes of using the Company’s existing DEA registration.

4.4                               Further Assurances.  The Seller and the Purchaser agree that, from time to time before and after the Closing Date, they will execute and deliver such further instruments, and take such other action as may be reasonably necessary or desirable to carry out the purposes and intents of this Agreement.  Each Party shall cooperate as reasonably requested by the other Party to facilitate the transactions contemplated herein.

4.5                               Tax Matters.  Following the Closing, the Seller shall pay, or shall reimburse the Company for, any unpaid Tax imposed on or relating to the Company with respect to any Tax period or portion thereof ending on or prior to the Closing Date.

4.6                               Exclusivity.  Except with respect to this Agreement and the transactions contemplated hereby, the Seller agrees that he will not, and will cause the Company and its directors, officers, managers, employees, Affiliates and other agents and representatives (including any investment banking, legal or accounting firm retained by it or any of them and any individual member or employee of the foregoing) not to (a) encourage, initiate, solicit, seek or respond to, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition, consolidation, recapitalization, business combination, liquidation, dissolution, equity investment or similar transaction involving, or any purchase of all or any substantial portion of the assets or any equity or equity-linked securities of, the Company, or which could reasonably be expected to impair, prevent or delay or dilute the benefits to the Purchaser of the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as a “Proposal”); (b) continue, engage in, initiate or otherwise participate in, any negotiations concerning, or provide any information or data to, or have any substantive discussions with, any Person relating to a Proposal; (c) otherwise facilitate or cooperate in any effort or attempt to make, implement or accept a Proposal; or (d) enter into Contract with any Person relating to a Proposal.  The Seller shall notify the Purchaser in writing immediately of (and in any event within one business day of the receipt of) any inquiries, proposals or offers related to a Proposal are received by, any information or data is requested from, or any negotiations or discussions related to a Proposal are sought to be initiated or continued with, the Seller, the Company or any of its directors, officers, managers, employees and Affiliates or, to its knowledge, any other agents and representatives (including any investment banking, legal or accounting firm retained by it or any of them and any individual member or employee of the foregoing) and shall, in any such notice to the Purchaser, identify the Person involved with, and the terms of, any such Proposal and shall provide the Purchaser with copies of any written materials delivered in connection therewith.

4.7                               Restrictive Covenants.

(a)                                 In consideration of the benefits received in connection with the transactions contemplated hereby, and such other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Seller agrees that, for the period beginning on the Closing Date and ending three years after the Closing Date (the “Noncompete Period”), the Seller shall not directly or indirectly own, manage, control, participate in, consult with, render services for, operate or in any manner engage (including individually or in association with any Person) in any business anywhere in the County and City of San Francisco that, directly or indirectly, has as a business purpose or conducts any activity which is or may reasonably be construed to be competitive with the business of the Purchaser or any of its Subsidiaries as conducted at any time prior to or during the Noncompete Period.

(b)                                 The Seller acknowledges that the restrictions contained in this Section 4.7 are reasonable and necessary to protect the legitimate interests of the Purchaser and its Subsidiaries.  The Seller acknowledges that any violation of this Section 4.7 will result in irreparable injury to the Purchaser and its Subsidiaries and agrees that the Purchaser shall be entitled to preliminary and permanent injunctive relief, without the necessity of proving actual damages, as well as an equitable accounting of all earnings, profits and other benefits arising from any violation of this Section 4.7 by the Seller, which rights shall be cumulative and in addition to any other rights or remedies to which the Purchaser may be entitled.

(c)                                  In the event that any covenant contained in this Section 4.7 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law.  The covenants contained in this Section 4.7 and each provision thereof are severable and distinct covenants and provisions.  The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

5.                                      Conditions to the Purchaser’s Obligations at Closing.  The obligations of the Purchaser to purchase the Shares at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1                               No Litigation.  There shall be no suit, action, investigation or proceeding pending or threatened before any Governmental Entity by which it is sought to restrain, delay, prohibit, invalidate, set aside or impose any conditions upon the Closing, in whole or in part, and no injunction, judgment, order, decree or ruling with respect thereto shall be in effect.

5.2                               Representations and Warranties; Covenants.  (a) The representations and warranties of the Seller contained in Section 2 shall be true and correct in all material respects as or the Closing Date as if made as of the Closing Date (other than those representations and warranties made as of a specific date, which shall be true and correct as of such date); (b) the Seller shall have performed or caused to have been performed in all material respects all of the covenants and agreements required by this Agreement to be performed the Seller prior to the Closing; and (c) the Purchaser shall have received a certificate from the Seller stating that each of the conditions specified above in clauses (a) and (b) of this Section 5.2 has been satisfied.

5.3                               Employment Agreements.  Each of the Key Employees shall have executed and delivered the Employment Agreements.

5.4                               No Material Adverse Change.  There shall have been no event that has had, or would be reasonably expected to have, a Material Adverse Effect on the Company.

5.5                               Indebtedness; Liens.  The Purchaser shall have received evidence reasonably satisfactory to the Purchaser that (a) all Indebtedness of the Company shall have been satisfied prior to the Closing, and (b) all Liens except Permitted Liens in and upon any of the properties and assets of the Company shall have been released prior to the Closing.

5.6                               Regulatory Approvals.  All authorizations, approvals and permits, if any, of any Governmental Entity or regulatory body of the United States or of any state that are required to be obtained, in connection with the sale of the Shares pursuant to this Agreement shall have been duly obtained and shall be effective, including but not limited to the issuance by the Board of Pharmacy of a notice of its willingness to issue a temporary pharmacy permit to the Purchaser upon evidence that the Closing has occurred.

5.7                               Closing Deliverables.  The Purchaser shall have received the Closing deliverables described in Section 1.2(b).

6.                                      Conditions of the Seller’s Obligations at Closing.  The obligations of the Seller to sell the Shares to the Purchaser at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

6.1                               No Litigation.  There shall be no suit, action, investigation or proceeding pending or threatened before any Governmental Entity by which it is sought to restrain, delay, prohibit, invalidate, set aside or impose any conditions upon the Closing, in whole or in part, and no injunction, judgment, order, decree or ruling with respect thereto shall be in effect.

6.2                               Representations and Warranties; Covenants.  (a) The representations and warranties of the Purchaser contained in Section 3 shall be true and correct in all material respects as or the Closing Date as if made as of the Closing Date (other than those representations and warranties made as of a specific date, which shall be true and correct as of such date); (b) the Purchaser shall have performed or caused to have been performed in all material respects all of the covenants and agreements required by this Agreement to be performed the Purchaser prior to the Closing; and (c) the Seller shall have received a certificate from the Purchaser stating that each of the conditions specified above in clauses (a) and (b) of this Section 6.2 has been satisfied.

6.3                               Employment Agreements.  Each of the Key Employees shall have received a duly executed copy of his or her respective Employment Agreement.

6.4                               Good Standing. The Seller shall have received certificates confirming the good standing of the Purchaser in its jurisdiction of formation.

6.5                               Regulatory Approvals.  All authorizations, approvals and permits, if any, of any Governmental Entity or regulatory body of the United States or of any state that are required to be obtained, in connection with the sale of the Shares pursuant to this Agreement shall have been duly obtained and shall be effective, including but not limited to the issuance by the Board of Pharmacy of a notice of its willingness to issue a temporary pharmacy permit to Purchaser upon evidence that the Closing has occurred.

6.6                               Closing Deliverables.  The Seller shall have received the Closing deliverables described in Section 1.2(c).

7.                                      Termination.

7.1                               Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)                                 by mutual written consent of the Purchaser and the Seller;

(b)                                 by the Purchaser or the Seller if the Closing does not occur on or before May 1, 2014; provided that the right to terminate this Agreement under this clause (b) shall not be available to any party whose breach of a representation, warranty, covenant or agreement under this Agreement has been the cause of, or resulted in the failure of, the Closing to occur on or before such date;

(c)                                  by the Purchaser if (i) the Seller shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Seller such that the closing condition set forth in Section 5.2(b) would not be satisfied, (ii) there exists a breach of any representation or warranty of the Seller contained in this Agreement such that the closing condition set forth in Section 5.2(a) would not be satisfied or (iii) following the date hereof an event has occurred that has had, or could reasonably be expected to have, a Material Adverse Effect on the Company; provided, (A) in the case of clauses (i) and (ii) of this Section 7.1(c), that such breach is not cured by the Seller within ten business days after the Seller receives written notice of such breach from the Purchaser and (B) the Purchaser shall not be entitled to terminate this Agreement pursuant to clauses (i) or (ii) of this Section 7.1(c) if, at the time of such termination the Purchaser is in breach of any representation, warranty, covenant or other agreement contained herein in a manner that the conditions to Closing set forth in Section 6.2(a) or Section 6.2(a), as applicable, would not been satisfied;

(d)                                 by the Seller if (i) the Purchaser shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Purchaser such that the closing condition set forth in Section 6.2(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of the Purchaser contained in this Agreement such that the closing condition set forth in Section 6.2(a) would not be satisfied; provided, (A) in the case of clauses (i) and (ii) of this Section 7.1(d), that such breach is not cured by the Purchaser within ten business days after the Purchaser receives written notice of such breach from the Seller and (B) the Seller shall not be entitled to terminate this Agreement pursuant to this Section 7.1(d) if, at the time of such termination the Seller is in breach of any representation, warranty, covenant or other agreement contained herein in a manner that the conditions to Closing set forth in Section 5.2(a) or Section 5.2(b), as applicable, would not been satisfied; or

(e)                                  by the Purchaser or the Seller if a Governmental Entity shall have issued a Governmental Order or taken any other action, in any case having the effect of restraining, enjoining or otherwise prohibiting, or attempting to restrain, enjoin or otherwise prohibit, the transactions contemplated by this Agreement and such Governmental Order or other action is final and non-appealable.

7.2                               Notice.  The party desiring to terminate this Agreement pursuant to Sections 7.1(b), 7.1(c), 7.1(d) or 7.1(e) shall give written notice of such termination to the other parties hereto.

7.3                               Effect of Termination.  In the event of termination of this Agreement in accordance with Section 7.1, this Agreement will forthwith become void and have no effect, without any liability (other than with respect to any claim for breach of any representation, warranty, covenant or agreement set forth in this Agreement); provided, that the provisions of Section 7.3 and Section 8 will survive any termination hereof pursuant to Section 7.1.

8.                                      Miscellaneous.

8.1                               Survival; Indemnification.

(a)                                 The representations and warranties made in this Agreement, the Schedules and Exhibits hereto and in any other agreement, certificate, document or instrument furnished in connection with the Closing shall survive the Closing for a period of two years from the Closing Date and shall in no way be affected by any investigation or knowledge of the subject matter of any such investigation made by or on behalf of the Purchaser or the Seller; provided, however that the Fundamental Representations shall survive the Closing indefinitely.  The covenants and agreements made in this Agreement, the Schedules and Exhibits hereto and in any other agreement, certificate, document or instrument furnished in connection with the Closing shall survive the Closing in accordance with their terms; provided that any such covenant or agreement which expires on a date certain shall survive until such date certain.

(b)                                 From and after the Closing, the Purchaser agrees, to hold harmless, defend and indemnify the Seller and his successors and permitted assigns (all of the foregoing are collectively referred to as the “Seller Indemnitees”) against any and all damages, liabilities, losses, costs and expenses (including reasonable attorneys’ fees and expenses) (“Losses”), whether or not arising out of third-party claims, based upon, or arising out of, or relating to, (i) any inaccuracy in, or any breach by the Purchaser of any representation or warranty or other statement contained in this Agreement, the Schedules or Exhibits hereto or any other agreement, certificate, document or instrument furnished pursuant to this Agreement in connection with the Closing, or (ii) any WARN liabilities due, in whole or in part, to the Purchaser’s or the

Company’s actions or omissions on or after the Closing Date (clauses (i) and (ii) together, the “Purchaser Indemnifiable Claims”).

(c)                                  From and after the Closing, the Seller hereby agrees to hold harmless, defend and indemnify the Purchaser, its Affiliates and each of their partners, executive officers, directors, employees, stockholders, members, agents and representatives (collectively, referred to as the “Purchaser Indemnitees”) against any and all Losses, whether or not arising out of third-party claims, based upon, or arising out of, or relating to, (i) any inaccuracy in, or any breach by the Seller of any representation or warranty or other statement contained in this Agreement, the Schedules or Exhibits hereto or any other agreement, certificate, document or instrument furnished pursuant to this Agreement in connection with the Closing, (ii) any breach by the Seller of any covenant set forth in this Agreement, the Schedules or Exhibits hereto or any other agreement, certificate, document or instrument delivered in connection with the Closing, or (iii) the items listed on Section 2.8 of the Disclosure Schedule (clauses (i), (ii) and (iii) together, the “Seller Indemnifiable Claims”).

(d)                                 An Indemnifying Party shall reimburse, promptly following request therefor, all reasonable expenses incurred by an Indemnified Party in connection with any Indemnifiable Claim, including, without limitation, any threatened, pending or completed action, suit, arbitration, investigation or other proceeding arising out of, or relating to, any Indemnifiable Claim.

(e)                                  Except for claims of fraud, the provisions of this Section 8.1 constitute the sole and exclusive remedy available for an Indemnified Party for any Losses arising out of Indemnifiable Claims.  Neither the Purchaser nor the Seller may avoid the limitations on liability set forth in this Section 8.1 by seeking damages for breach of contract, tort or pursuant to any other theory of liability, and the Purchaser and Seller hereby waive from and after the Closing, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action they may have against an Indemnifying Party relating (directly or indirectly) to the subject matter of this Agreement arising under or based upon any federal, state, local or foreign statute, law or ordinance or otherwise, except for claims of fraud.   Nothing in this Section 8.1 shall limit any Person’s right to seek and obtain any equitable relief to which any Person may be entitled.

(f)                                   Except with respect to claims for breaches of Fundamental Representations or covenants, an Indemnifying Party will not have any liability with respect to the matters described in this Section 8.1 until the aggregate of all Losses with respect to such matters exceeds $25,000, at which time such Indemnifying Party shall be liable for the total amount of all recoverable Losses.  The amount of any Losses available to an Indemnified Party shall not exceed, with respect to the Purchaser Indemnitees, Two Million Six Hundred Thousand Dollars ($2,600,000)  (consisting of not more than Two Million Dollars ($2,000,000) in cash and Six Hundred Thousand Dollars ($600,000) of Purchaser Stock), and with respect to the Seller Indemnitees, One Million Three Hundred Thousand Dollars ($1,300,000) (consisting of not more than One Million Dollars ($1,000,000) in cash and Three Hundred Thousand Dollars ($300,000) of Purchaser Stock), and shall be calculated net of any insurance proceeds (net of direct out-of-pocket collection expenses) actually received by the Indemnified Party on account of such Losses.  If an insurance recovery is made by an Indemnified Party with respect to any Losses for which any the Indemnified Party has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Indemnifying Party.  Furthermore, no claim for indemnification may be made or pursued (and each party, as applicable, expressly waives any right to indemnification) for any indirect damage, consequential or special loss or damage, diminution in value, economic loss, loss of profits or punitive damages.

(g)                                  If any Indemnified Party intends to seek indemnification pursuant to this Section 8.1, such Indemnified Party shall promptly notify the Indemnifying Party in writing of such claim.  The Indemnified Party will provide the Indemnifying Party with prompt notice of any third party claim in respect of which indemnification is sought.  The failure to provide either such notice will not affect any rights hereunder except to the extent the Indemnifying Party is materially prejudiced thereby.

(h)                                 If such claim involves a claim by a third party against the Indemnified Party, the Indemnifying Party may, within thirty (30) calendar days after receipt of the notice provided pursuant to Section 8.1(g) and upon notice to the Indemnified Party, assume, through counsel of its own choosing and at its expense, the settlement or defense thereof, and the Indemnified Party shall reasonably cooperate with the Indemnifying Party in connection therewith; provided that the Indemnified Party may participate in such settlement or defense through counsel chosen by it.  If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with a third party claim which relates to Losses suffered hereunder, the Indemnified Party may, at its own expense, defend against, negotiate, and with the consent of the Indemnifying Party, settle or otherwise deal with such third party claim.  The failure of the Indemnifying Party to participate in, conduct or control the defense of a third party claim shall not relieve the Indemnifying Party of any obligation it may have hereunder.  No settlement of any such claim shall limit the Indemnified Party’s indemnification rights for any other Losses which are not expressly covered by a settlement and the Indemnifying Party shall only be relieved from liability for Losses covered by a settlement to the extent the settlement provides an unqualified release from all liability in respect of the applicable indemnification claim.

(i)                                     Each Indemnified Party entitled to indemnification hereunder shall take all commercially reasonable steps to mitigate any Losses after becoming aware of any event which could reasonably be expected to give rise to any Losses that are indemnifiable or recoverable hereunder or in connection herewith; provided, that (i) any costs or expenses incurred by an Indemnified Party in mitigating Losses shall also be included in the amount of Losses, and (ii) an Indemnified Party shall have no obligation to make a claim for recovery against any insurer of such Indemnified Party with respect to any such Losses.

(j)                                    Any payment the Seller is obligated to make to the Purchaser Indemnitees pursuant to this Section 8.1 shall be paid first from the funds held in the Escrow Account in accordance with the terms of this Agreement and the terms of the Escrow Agreement.  On the date that is the twenty-four (24) month anniversary of the Closing Date (the “Escrow Termination Date”), Escrow Agent shall release the Escrow Funds to the Seller except that Escrow Agent shall retain an amount of funds equal to the amount of claims for indemnification under this Section 8.1 asserted by the Purchaser Indemnitees in accordance with this Section 8.1 before the Escrow Termination Date but not yet resolved (“Unresolved Claims”).  Any Escrow Funds retained for Unresolved Claims shall be released by Escrow Agent to the Seller or the

Purchaser, as applicable, upon resolution of the Unresolved Claims in accordance with this Section 8.1.

(k)                                 The Purchaser shall have the right to set off any amounts to which it may be entitled in connection with an Indemnifiable Claim against any amounts otherwise payable to the Seller pursuant to Section 1.1 or this Section 8.1.

8.2                               Successors and Assigns.  This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that no party hereto may assign its rights or delegate its obligations, in whole or in part, under this Agreement without the prior written consent of the other parties hereto except that the Purchaser may assign or delegate its rights and obligations under this Agreement, in whole or in part, to an Affiliate of the Purchaser or to any Person who acquires all or substantially all of the capital stock or assets of the Purchaser.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.3                               Governing Law.  This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal laws of the State of California without regard to conflict of law principles that would result in the application of any law other than the law of the State of California.

8.4                               Counterparts; Facsimile.  This Agreement may be executed and delivered by facsimile or “.pdf” signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.5                               Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.6                               Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.  All communications shall be sent to the respective parties at their address as set forth on the signature page, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 8.6.  If notice is given to the Seller, a copy shall also be sent to Stephen Phillips, Hooper, Lundy & Bookman, P.C., 575 Market Street, Suite 2300, San Francisco, CA 94105, Facsimile: 415.875.8519, and if notice is given to the Purchaser, a copy shall also be given to Stephen M. Goodman, Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, PA 19103, Facsimile: 215.963.5001.

8.7                               No Finder’s Fees.  Each party represents that it neither is nor will be obligated for any finder’s or broker’s fee or commission in connection with this transaction.  The Purchaser agrees to indemnify and to hold harmless the Seller from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible.  The Seller agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Seller or the Company is responsible.

8.8                               Fees and Expenses.  Except as provided above or as otherwise expressly provided herein, the Purchaser and the Seller shall pay their own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of its financial advisors, accountants and counsel; provided that prior to the Closing the Company shall pay the fees, costs and expenses incurred by the Seller in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of the Seller’s financial advisors, accountants and counsel.

8.9                               Amendments and Waivers.  Any term of this Agreement may be amended, terminated or waived only with the written consent of the Seller and the Purchaser.  Any amendment or waiver effected in accordance with this Section 8.9 shall be binding upon the Purchaser and the Seller.

8.10                        Severability.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

8.11                        Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

8.12                        Entire Agreement.  This Agreement (including the Exhibits and Schedules hereto) and the Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

8.13                        Dispute Resolution.  The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of  the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal and state courts located within the geographic boundaries of the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

8.14                        Publicity.  The Seller and the Purchaser shall jointly agree on the timing and content of any public disclosure by relating to the investment and other transaction contemplated hereby.  In addition, the Seller shall not use the names of the Purchaser or any of the Purchaser’s Affiliates in any trade publication, in any marketing materials or otherwise to the general public without the prior written consent of the Purchaser, which consent may be withheld in its sole discretion.  This Section 8.14 may not be amended, waived or modified without the prior written consent of the Purchaser, which may be withheld in its sole discretion.

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first written above.

PURCHASER:

CAREKINESIS, INC.

By:	/s/ Calvin Knowlton
Name: Calvin Knowlton
Title: Chief Executive Officer

Address:

110 Marter Ave, Suite 309
Moorestown, NJ 08057
Attention: Calvin Knowlton

SELLER:

/s/ Gary Tom
GARY TOM

Address:

1037 Balboa Avenue
Burlingame, CA 94010

Signature Page to Stock Purchase Agreement

FIRST AMENDMENT

TO

STOCK PURCHASE AGREEMENT

This FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT (this “First Amendment”), dated as of January 6, 2014, is made and entered into by and among CareKinesis, Inc., a Delaware corporation (“Purchaser”), and Gary Tom (“Seller), with reference to the following facts:

RECITALS

WHEREAS, Purchaser and Seller are parties to that certain Stock Purchase Agreement dated as of November 27, 2013 (the “Agreement”);

WHEREAS, Section 8.9 of the Agreement authorizes the amendment of the Agreement by a written instrument executed by the Parties; and

WHEREAS, the Parties hereto desire to amend the Agreement in accordance with the provisions of this First Amendment.

AGREEMENT

NOW THEREFORE, in consideration of the mutual conditions and agreements set forth in the Agreement and this First Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.                                      Definitions. All capitalized terms not defined in this First Amendment shall have the meaning ascribed to them in the Agreement.

2.                                      Addition to Section 4.1. Section 4.1 of the Agreement is hereby amended by adding the following sentence to the end of the Section: “In addition, and notwithstanding anything to the contrary in this Agreement, Purchaser shall remit and pay to Seller within 15 business days of the Closing any checks deposited by the Company on or prior to the Closing Date but not yet available for the account of the Company at the Closing.”

3.                                      Survival. Except as expressly modified by this First Amendment, all of the provisions of the Agreement remain in full force and effect.

4.                                      References. Any reference to the Agreement contained in any document, instrument or agreement executed in connection with the Agreement shall be deemed to be a reference to the Agreement as modified by this First Amendment.

5.                                      Counterparts. This First Amendment may be executed in two (2) or more counterparts, each of which will be deemed an original, but all of which together will constitute one (1) and the same agreement, and will become binding when one or more counterparts have been signed

FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT

by each of the Parties and delivered to the other Parties. The Parties may rely on signatures delivered by facsimile or other electronic means.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties have caused this First Amendment to Stock Purchase Agreement to be executed by their duly authorized officers as of the day and year first above written.

PURCHASER

CAREKINESIS, INC.,

By:	/s/ Calvin Knowlton
Name: Calvin Knowlton
Title: Chief Executive Officer

Address:

110 Matter Ave., Suite 309
Moorestown, NJ 08057

SELLER
GARY TOM,

By:	/s/ Gary Tom
Name: Gary Tom

Address:

1037 Balboa Avenue
Burlingame, CA 94010